Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form F-10 of HEXO Corp. of our report dated October 29, 2020, relating to the consolidated financial statements, which appears as an exhibit to HEXO Corp’s Annual Report on Form 40-F for the year ended July 31, 2020.

We also consent to the reference to us under the heading “Interests of Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario

Canada

May 11, 2021